Filed  Pursuant  to Rule 424(b)(3) and 424(c)
                       Registration Statement No. 333-15987


            PROSPECTUS SUPPLEMENT DATED MARCH 11, 1997
             To the Prospectus dated January 10, 1997
                                of
                  SUPERIOR ENERGY SERVICES, INC.

     On February 28, 1997, Superior Energy Services, Inc. ("Superior") acquired all of the outstanding common stock of Nautilus Pipe & Tool Rental, Inc. (the "Company"). The Company, which conducts business under the name "Concentric Pipe & Tool Rentals," is engaged in the business of renting specialized equipment used in the exploration, development and production of oil and gas and has operating facilities in Houma and Lafayette, Louisiana. The purchase price paid by Superior for all the outstanding common stock of the Company was $4 million in cash, 420,000 restricted shares of Superior common stock and a promissory note in the principal amount of $2.15 million with payments thereunder dependent upon the Company meeting specified future earnings levels.

     Superior also announced that net income for the fourth quarter of 1996 was $1,313,000 on revenues of $8,398,000 resulting in net income of $0.07 per share. Net income for the 12 months ended December 31, 1996 was $3,932,000 on revenues of $23,638,000 resulting in net income of $0.22 per share.

    The date of this Prospectus Supplement is March 11, 1997.